Exhibit 99.1

RESULTS OF THE COMBINED GENERAL MEETING ON NOVEMBER 13, 2025

All resolutions presented by the Company have been adopted

Paris, France, Cambridge (Massachusetts, United States), November 13th, 2025 – Biophytis SA (“Biophytis” or “the Company”), a pioneering company in the development of transformative therapies impacting longevity, announces the approval of all the resolutions presented by the Group and falling within the remit of the Ordinary and Extraordinary General Meeting.

Thanks to the mobilization of shareholders, the Meeting could be held with a quorum of almost 31% of the shareholders present or represented. The resolutions notably included the approval of the financial statements of the fiscal year 2024.

The results of the votes are available on the Biophytis website in the "General Meetings" section.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

US Investors

Pascal Nigen – Alpha Bronze

pnigen@alphabronzellc.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Inès de Mandiargues: ines.demandiargues@taddeo.fr - +33 6 16 16 51 78

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